SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. 1)*

Metropolitan Bank Holding Corp.
(Name of Issuer)

Common Stock, par value $0.01
(Title of Class of Securities)

591774104
(CUSIP Number)

Bradley E. Maneely Chief Financial Officer Chief Compliance Officer The Endicott Group 570 Lexington Avenue, 37th Floor New York, NY 10022
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

September 23, 2021
(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), Rule 13d-1(f) or Rule 13d-1(g), check the following box. [ ]
______________________________
* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 591774104	SCHEDULE 13D	Page 2 of 9 Pages

1	NAMES OF REPORTING PERSONS
Endicott Opportunity Partners IV, L.P.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
-0-

	8	SHARED VOTING POWER
716 shares of Common Stock

	9	SOLE DISPOSITIVE POWER
-0-

	10	SHARED DISPOSITIVE POWER
716 shares of Common Stock

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
716 shares of Common Stock

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
0%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
PN

CUSIP No. 591774104	SCHEDULE 13D	Page 3 of 9 Pages

1	NAMES OF REPORTING PERSONS
Endicott Management Company

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
AF

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
-0-

	8	SHARED VOTING POWER
716 shares of Common Stock

	9	SOLE DISPOSITIVE POWER
-0-

	10	SHARED DISPOSITIVE POWER
716 shares of Common Stock

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
716 shares of Common Stock

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
0%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
CO

CUSIP No. 591774104	SCHEDULE 13D	Page 4 of 9 Pages

1	NAMES OF REPORTING PERSONS
W.R. Endicott IV, L.L.C.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
AF

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
-0-

	8	SHARED VOTING POWER
716 shares of Common Stock

	9	SOLE DISPOSITIVE POWER
-0-

	10	SHARED DISPOSITIVE POWER
716 shares of Common Stock

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
716 shares of Common Stock

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
0%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
OO

CUSIP No. 591774104	SCHEDULE 13D	Page 5 of 9 Pages

1	NAMES OF REPORTING PERSONS
Wayne K. Goldstein (in the capacity described herein)

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
AF

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
-0-

	8	SHARED VOTING POWER
716 shares of Common Stock

	9	SOLE DISPOSITIVE POWER
-0-

	10	SHARED DISPOSITIVE POWER
716 shares of Common Stock

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
716 shares of Common Stock

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
0%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
IN

CUSIP No. 591774104	SCHEDULE 13D	Page 6 of 9 Pages

1	NAMES OF REPORTING PERSONS
Robert I. Usdan (in the capacity described herein)

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
AF

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
-0-

	8	SHARED VOTING POWER
716 shares of Common Stock

	9	SOLE DISPOSITIVE POWER
-0-

	10	SHARED DISPOSITIVE POWER
716 shares of Common Stock

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
716 shares of Common Stock

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
0%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
IN

Item 1.	SECURITY AND ISSUER

This Amendment No. 1 to Schedule 13D (the “Amendment”) amends the Schedule 13D originally filed on November 20, 2017 (the “Original Schedule 13D”) and relates to the shares of voting common stock, par value $0.01 per share, (the “Common Stock”), of Metropolitan Bank Holding Corp., a New York corporation (the “Issuer”). The Issuer’s principal executive offices are located at 99 Park Avenue, New York, New York 10016. Disclosure Items set forth in the Original Schedule 13D shall remain in effect, except to the extent expressly amended hereby and (as modified herein) are incorporated into such Original Schedule 13D filing. Capitalized terms used in this Amendment and not otherwise defined shall have the meanings ascribed to them in the Original Schedule 13D.

Item 4.	PURPOSE OF TRANSACTION

Item 4 of the Original Schedule 13D is hereby amended by adding the following :

As reported by the Issuer in its Current Report on Form 8-K filed with the SEC on April 12, 2021, Mr. Usdan elected to resign from the Board, effective immediately, on April 12, 2021.

The information set forth in Item 5 with respect to the disposition of securities by the Reporting Persons is incorporated by reference into this Item 4.

As described below, as of the close of business on September 23, 2021, the Reporting Persons ceased to be the beneficial owners of more than five percent of the Common Stock.

Item 5.	INTEREST IN SECURITIES OF THE ISSUER Item 5 is hereby amended and restated as follows:

The information contained in rows 7, 8, 9, 10, 11 and 13 on the cover pages of this Amendment and the information set forth in Items 2 and 4 is incorporated by reference in its entirety into this Item 5.

(a) and (b)
After giving effect to the transactions described in Item 5(c) below, each of the Reporting Persons may be deemed to beneficially own and share the power to vote and dispose of 716 shares of Common Stock, which represents .00006% of the Common Stock outstanding.

All percentages of Common Stock outstanding contained herein are based on 10,644,193 shares of Common Stock outstanding, as of September 30, 2021, as reported in the Issuer’s financial statements attached as Exhibit 99.1 to its Current Report on Form 8-K filed with the SEC on October 21, 2021.

(c)
Schedule A, attached hereto, sets forth the transactions effected by the Reporting Persons in shares of the Common Stock during the 60 days preceding the filing date of this Amendment. All transactions set forth on Schedule A and otherwise disclosed in this Amendment were effected in the ordinary course of business of each Reporting Person.

(d)
No person other than the Reporting Persons is known by any Reporting Person to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Common Stock beneficially owned by the Reporting Persons and described in this Item 5.

(e)
As of the close of business on September 23, 2021, the Reporting Persons ceased to be the beneficial owners of more than five percent of the Common Stock.

SIGNATURES
After reasonable inquiry and to the best of his or its knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.
Date: November 5, 2021

ENDICOTT OPPORTUNITY PARTNERS IV, L.P.

By: W.R. Endicott IV, L.L.C., its general partner
/s/ Wayne K. Goldstein
Name: Wayne K. Goldstein
Title: Managing Member

W.R. ENDICOTT IV, L.L.C.
/s/ Wayne K. Goldstein
Name: Wayne K. Goldstein
Title: Managing Member

ENDICOTT MANAGEMENT COMPANY
/s/ Wayne K. Goldstein
Name: Wayne K. Goldstein
Title: Authorized Signatory

/s/ Wayne K. Goldstein
WAYNE K. GOLDSTEIN

/s/ Robert I. Usdan
ROBERT I. USDAN

SCHEDULE A

Date	Number of Shares Sold	Weighted Average Sale Price Per Shares (in $)(1)(2)	High Sale Price (in $)(1)	Low Sale Price (in $)(1)
9/16/2021	11,201	80.2483	80.6200	79.8600
9/16/2021	8,923	81.5069	81.6200	81.0400
9/16/2021	29,636	82.1035	82.5700	81.6250
9/23/2021	12,955	81.7398	82.2600	81.3000
9/23/2021	50,258	81.6515	82.1300	81.2500
9/24/2021	49,061	83.2945	83.6500	82.6600
9/24/2021	699	83.7199	83.8000	83.6700
9/24/2021	4,089	82.4408	83.0000	82.0000
9/24/2021	9,280	83.4168	83.7800	83.0100
9/27/2021	7,265	84.1114	84.6200	83.6200
9/27/2021	1,572	84.7960	86.0100	84.6250
9/27/2021	9,631	86.9695	87.0100	84.6600
9/27/2021	6,412	87.1974	87.7300	87.0300
9/27/2021	33,240	83.6609	84.0000	83.1800
9/27/2021	31,349	84.6518	85.0000	84.2500
9/27/2021	10,052	85.3713	85.5000	85.0050
9/27/2021	52,744	87.0352	87.5000	86.7700
9/28/2021	24,880	85.4086	86.2500	85.3500
9/29/2021	5,518	84.8550	85.0200	84.7500
9/29/2021	2,189	85.0000	85.0000	85.0000
9/30/2021	1,294	85.8357	86.0500	85.5000
10/1/2021	2,488	85.0545	85.3600	84.4000
10/1/2021	3,012	86.3931	86.6900	85.7400
10/1/2021	299	86.8501	86.9200	86.7900
10/6/2021	7,544	85.0435	85.4900	84.5000
10/6/2021	1,413	85.6478	85.8000	85.5100
10/7/2021	6,983	86.8903	87.0400	86.6000
10/7/2021	5,573	87.0087	87.1000	86.7500
10/8/2021	13,829	86.9989	87.4900	86.5000
10/8/2021	104	87.5358	87.6800	87.5300
10/11/2021	896	87.0378	87.1300	87.0000
10/12/2021	3,663	86.0170	86.2850	86.0000
10/13/2021	4,976	86.3678	86.6500	86.0000
10/14/2021	5,074	86.8017	87.0700	86.0800
10/14/2021	5,037	87.4011	87.8300	87.1000
10/15/2021	6,723	88.0773	88.5300	87.5300
10/15/2021	741	88.9554	89.0000	88.8500
10/18/2021	3,433	88.3346	88.7400	87.7600
10/18/2021	10,153	89.0469	89.2500	88.7400
10/18/2021	9,952	89.1282	89.3500	89.0000
10/19/2021	4,522	88.4824	89.0000	88.0000
10/19/2021	223	89.0402	89.2500	89.0100
10/20/2021	3,783	87.6805	87.9900	87.0000
10/20/2021	11,145	88.0273	88.2350	88.0000
10/21/2021	1,170	90.0527	90.7400	90.0000
10/21/2021	1,771	91.4657	91.7200	91.1300
10/21/2021	2,441	92.1941	92.5900	91.7750
10/21/2021	11,762	93.2576	93.5900	92.7850
10/21/2021	3,396	93.9300	94.2000	93.6000
10/21/2021	19,904	90.2520	90.7600	90.0000
10/21/2021	6,198	91.5001	91.6150	91.5000
10/21/2021	20,739	92.2046	92.5500	92.0000
10/21/2021	27,799	92.8815	93.2400	92.6200
10/22/2021	8,551	93.7500	93.7500	93.7500
10/22/2021	21,258	95.3078	95.7450	95.0000
10/22/2021	8,226	94.2358	94.7500	93.7500
10/22/2021	19,822	95.1350	95.6750	94.7700
10/22/2021	2,554	96.1254	96.3200	95.7600

(1)	Excludes commissions and other execution-related costs.
(2)	Upon request by the staff of the Securities and Exchange Commission, full information regarding the number of shares sold at each separate price will be provided.